November 2011
Pricing Sheet dated November 23, 2011 to Amendment No. 1 to Preliminary Pricing Supplement No. 1,065 dated November 10, 2011 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities

Buffered PLUS Based on the Performance of a Basket of Twenty Stocks due May 22, 2015
Buffered Performance Leveraged Upside SecuritiesSM
PRICING TERMS – NOVEMBER 23, 2011
Issuer:	Morgan Stanley
Maturity date:	May 22, 2015
Basket:	Issuer of Basket Stock	Ticker Symbol	Exchange	Percentage of Initial Basket Value	Multiplier	Initial Price of Basket Stock	Initial Value per Basket Stock
	Amazon.com, Inc.	AMZN	NASDAQ	5%	0.026456426	$188.99	5
	BorgWarner Inc.	BWA	NYSE	5%	0.080632156	$62.01	5
	Chevron Corporation	CVX	NYSE	5%	0.053333333	$93.75	5
	Cognizant Technology Solutions Corporation	CTSH	NASDAQ	5%	0.080710250	$61.95	5
	Colgate-Palmolive Company	CL	NYSE	5%	0.057816836	$86.48	5
	Dollar Tree, Inc.	DLTR	NASDAQ	5%	0.065265631	$76.61	5
	Enterprise Products Partners L.P.	EPD	NYSE	5%	0.112183083	$44.57	5
	Essex Property Trust, Inc.	ESS	NYSE	5%	0.040869707	$122.34	5
	IHS Inc.	IHS	NYSE	5%	0.059887412	$83.49	5
	Oracle Corporation	ORCL	NASDAQ	5%	0.172413793	$29.00	5
	Philip Morris International Inc.	PM	NYSE	5%	0.070402703	$71.02	5
	QUALCOMM Incorporated	QCOM	NASDAQ	5%	0.096098405	$52.03	5
	RenaissanceRe Holdings Ltd.	RNR	NYSE	5%	0.073507792	$68.02	5
	Schlumberger N.V.	SLB	NYSE	5%	0.075187970	$66.50	5
	Target Corporation	TGT	NYSE	5%	0.097030856	$51.53	5
	Teradata Corporation	TDC	NYSE	5%	0.100100100	$49.95	5
	Union Pacific Corporation	UNP	NYSE	5%	0.052083333	$96.00	5
	United Technologies Corporation	UTX	NYSE	5%	0.070452304	$70.97	5
	V.F. Corporation	VFC	NYSE	5%	0.039041149	$128.07	5
	Visa Inc.	V	NYSE	5%	0.055997312	$89.29	5
Aggregate principal amount:	$6,750,000
Payment at maturity:
•  If the final basket value is greater than the initial basket value:  $10 + the leveraged upside payment.
•  If the final basket value is less than or equal to the initial basket value but has decreased from the initial basket value by an amount less than or equal to the buffer amount of 10%:  $10
•  If the final basket value is less than the initial basket value and has decreased from the initial basket value by an amount greater than the buffer amount of 10%:  ($10 × the basket performance factor) + $1
This amount will be less than the stated principal amount of $10.  However, under no circumstances will the Buffered PLUS pay less than $1 per Buffered PLUS at maturity.

Leveraged upside payment:	$10 × leverage factor × basket percent increase
Leverage factor:	126%
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Initial basket value:	100, which is equal to the sum of the products of the closing price of each basket stock on the pricing date and the multiplier for such basket stock on the pricing date
Final basket value:	The basket value on the basket valuation date
Basket valuation date:	May 19, 2015, subject to adjustment for non-trading days and certain market disruption events
Basket value:	On any date, the sum of the products of the closing price and the multiplier for each basket stock
Multiplier:	On the pricing date, the multiplier for each basket stock will be calculated so that the basket stocks will be equally weighted based on the price of each basket stock.
Buffer amount:	10%
Minimum payment at maturity:	$1 per Buffered PLUS (10% of the stated principal amount)
Basket performance factor:	final basket value / initial basket value
Stated principal amount:	$10 per Buffered PLUS
Issue price:	$10 per Buffered PLUS
Pricing date:	November 23, 2011
Original issue date:	November 29, 2011 (3 business days after the pricing date)
CUSIP / ISIN:	61760T207 / US61760T2078
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Buffered PLUS	$10.00	$0.30	$9.70
Total	$6,750,000	$202,500	$6,547,500
(1)
Selected dealers and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.30 for each Buffered PLUS they sell.  For additional information, see “Description of Buffered PLUS––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Amendment No. 1 to Preliminary Pricing Supplement No. 1,065 dated November 10, 2011
Prospectus Supplement dated November 21, 2011
Prospectus dated November 21, 2011
The Buffered PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.